July 9, 2025

Ron Levy
CEO, COO & Secretary
The Crypto Company
23823 Malibu Road #50477
Malibu, CA 90265

       Re: The Crypto Company
           Item 4.02 Form 8-K filed June 9, 2025
           File No. 000-55726
Dear Ron Levy:

       We have reviewed your July 8, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 10,
2025 letter.

Form 8-K/A Filed on July 8, 2025
General

1. You state in your response to prior comment 1 that the fiscal 2023 restatement errors
       "related soley to errors that were identified in connection with the preparation of the fourth quarter and year-end financial statements." While we note that you identified the errors during the fourth quarter closing process, it remains unclear why certain of the errors would not have impacted the other quarters in fiscal 2023 had they been identified during such quarters. For example, you recorded an error related to interest expense on convertible notes when there were convertible notes and other notes payable outstanding at each quarter-end during fiscal 2023. You also reclassified revenue to deferred revenue during the fourth quarter, however, it is unclear why that adjustment did not impact revenue earned in the prior quarters. Please provide us with a detailed explanation of each error included in the fiscal 2023 restatement and explain why such errors only impacted the fourth quarter financial statements.
 July 9, 2025
Page 2

       Please contact Kathleen Collins at 202-551-3499 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
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